UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	Gerard S. DiFiore, Esq.
Room 808	Reed Smith LLP
ICBC Tower	599 Lexington Avenue, 22nd Floor
3 Garden Road, Central	New York, NY 10022
Hong Kong, China	USA
(852) 2509 3228	(212) 549-0396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Industrial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09777B107

This Amendment No. 7 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by the Reporting Persons, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed on July 23, 2015 (the “Amendment No. 2”), Amendment No. 3 to the Original 13D filed on October 14, 2015 (the Amendment No. 3”), Amendment No. 4 to the Original 13D filed on October 28, 2015 (the “Amendment No. 4”), Amendment No. 5 to the Original 13D filed on December 3, 2015 (the “Amendment No. 5”) and Amendment No. 6 to the Original 13D filed on December 18, 2015 (the “Amendment No. 6”, collectively with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and the Amendment No. 5, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”, collectively with Ordinary Shares, the “Shares”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.           Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 8, 2016, the transactions under the Merger Agreement were consummated. As a result, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the Effective Time and each ADS were cancelled and ceased to exist and each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs.

Item 5.            Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except for the transactions described in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of April 8, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment No.7 constitutes the final amendment to the Original 13D, as amended.

CUSIP No. 09777B107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2016

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Pan Donghui
Name: Pan Donghui
Title: Director